06006309

COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

| SEC FILE NUMBER |
|---|
| 8- 65510 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Teton Investment Partners, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3290 Northside Parkway, Suite 340**
(No. and Street)

| **Atlanta** | **GA** | **30327** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Michael Crawford** **(404) 495-0163**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

| **2120 Powers Ferry Road, Suite 350** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Michael Crawford** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Teton Investment Partners, LLC** , as

of **December 31** , **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Virginia L. Voos Notary Public Fulton Co., Georgia May 19, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# TETON INVESTMENT PARTNERS, LLC
## Financial Statements
## For the Year Ended
## December 31, 2005
## With
## Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT

To the Owners
Teton Investment Partners, LLC

We have audited the accompanying balance sheets of Teton Investment Partners, LLC, as of December 31, 2005 and 2004 and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teton Investment Partners, LLC, as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

# TETON INVESTMENT PARTNERS, LLC
## BALANCE SHEET
## DECEMBER 31, 2005 and 2004

### ASSETS

| | 2005 | 2004 |
|---|---|---|
| Cash and cash equivalents | $ 10,006 | $ 276,321 |
| Accounts receivable – commissions | 258,311 | 224,613 |
| Deposit with clearing broker | 50,000 | 50,000 |
| Office furniture and equipment, net of accumulated depreciation of $5,308 and $- | 38,325 | 9,454 |
| Other | 25,208 | 8,318 |
| Total assets | $ 381,850 | $ 568,706 |

### LIABILITIES AND MEMBERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ 65,323 | $ 61,377 |
| Accrued compensation | 50,318 | 12,715 |
| Bank line of credit | 10,000 | - |
| Total liabilities | 125,641 | 74,092 |
| MEMBERS' EQUITY | 256,209 | 494,614 |
| Total liabilities and members' equity | $ 381,850 | $ 568,706 |

The accompanying notes are an integral part of these financial statements.

# TETON INVESTMENT PARTNERS, LLC
## STATEMENT OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| REVENUES | | |
| Commissions and rebates | $ 2,405,504 | $ 2,509,361 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Employee compensation and benefits | 746,986 | 285,353 |
| Clearing and execution costs | 665,851 | 821,423 |
| Communications | 55,532 | 39,548 |
| Occupancy | 92,817 | 74,013 |
| Other operating expenses | 347,723 | 312,413 |
| | 1,908,909 | 1,532,750 |
| NET INCOME | $ 496,595 | $ 976,611 |

The accompanying notes are an integral part of these financial statements.

TETON INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 496,595 | $ 976,611 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | 5,308 | - |
| Increase in accounts receivable | (33,698) | (4,007) |
| Increase in payables and accrued expenses | 41,549 | 8,551 |
| Increase in other assets | (16,890) | (2,658) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 492,864 | 978,497 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of office furniture and equipment | (34,179) | (9,454) |
| NET CASH USED BY INVESTING ACTIVITIES | (34,179) | (9,454) |
| CASH FLOW FROM FINANCING ACTIVITIES | | |
| Proceeds from line of credit | 10,000 | - |
| Distributions to owners | (735,000) | (1,021,600) |
| NET CASH USED BY FINANCING ACTIVITIES | (725,000) | (1,021,600) |
| NET (DECREASE) IN CASH AND CASH EQUIVALENTS | (266,315) | (52,557) |
| CASH AND CASH EQUIVALENTS BALANCE: | | |
| Beginning of year | 276,321 | 328,878 |
| End of year | $ 10,006 | $ 276,321 |
| SUPPLEMENTAL CASH FLOW INFORMATION | | |
| Interest paid | $ 439 | $ - |

The accompanying notes are an integral part of these financial statements.

# TETON INVESTMENT PARTNERS, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2005 and 2004

| | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, December 31, 2003 | $ 159,008 | $ 380,595 | $ 539,603 |
| Net income | | 976,611 | 976,611 |
| Distributions to owners | | (1,021,600) | (1,021,600) |
| Balance, December 31, 2004 | 159,008 | 335,606 | 494,614 |
| Net income | | 496,595 | 496,595 |
| Distributions to members | | (735,000) | (735,000) |
| Balance, December 31, 2005 | $ 159,008 | $ 97,201 | $ 256,209 |

The accompanying notes are an integral part of these financial statements.

# TETON INVESTMENT PARTNERS, LLC
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2005 and 2004

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in January 2004. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company's primary business is to provide a day trading environment for professional securities traders.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five years.

## NOTE B – LEASE COMMITMENT

The Company leases its office premises and certain office equipment and furniture under a month-to-month sublease from a related party.

Effective September 2005, the Company assumed a lease for office premises occupied by a branch office. Rent expense for the branch office for 2005 was approximately $11,000. Future minimum rental payments required under this lease are as follows:

| | |
|---|---|
| 2006 | $ 18,000 |

## NOTE B – LEASE COMMITMENT (CONTINUED)

Rent expense under the sublease from a related party for the years ended December 31, 2005 and 2004 was approximately $74,000 and total rent expense for 2005 and 2004 was approximately $87,000 and $74,000, respectively.

## NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $192,676, which was $187,696 in excess of its required net capital of $5,000.

## NOTE D – CONCENTRATIONS AND RELATED PARTIES

During 2005 and 2004, the Company earned approximately 56% and 91%, respectively, of its revenues from related parties.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

## NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE F – LINE OF CREDIT

The Company has a line of credit with a bank for $50,000 which bears interest at the prime rate plus 1.25%. The loan is due on demand and has an outstanding balance of $10,000 at December 31, 2005. The loan has been guaranteed by the principal owners.

# SUPPLEMENTAL INFORMATION

SCHEDULE I
TETON INVESTMENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

| | |
|---|---|
| Total members' equity | $ 256,209 |
| Less nonallowable assets: | |
| Office furniture and equipment | (38,325) |
| Other assets | (25,208) |
| Net capital before haircut | 192,676 |
| Less haircuts | - |
| Net capital | 192,676 |
| Required net capital | 5,000 |
| Excess net capital | $ 187,676 |
| Aggregate indebtedness | $ 125,641 |
| Percentage of aggregate indebtedness to net capital | 65.2% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

There was no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as stated above.

TETON INVESTMENT PARTNERS, LLC

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i).

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i).

## SCHEDULE IV
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

The broker dealer has no liabilities subordinated to claims of general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners
Teton Investment Partners, LLC

In planning and performing our audit of the financial statements of Teton Investment Partners, LLC, for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Teton Investment Partners, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 22, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC